EXHIBIT B

September 9, 2014

Board of Directors

Supernus Pharmaceuticals, Inc.

1550 East Gude Drive

Rockville, MD 20850

To the Board of Directors of Supernus Pharmaceuticals, Inc. (the “Board”),

Orchard Hill Capital Management LP ("we") beneficially owns approximately 7% of the outstanding shares of Supernus Pharmaceuticals, Inc. (“SUPN" or the "Company"). We have invested in the Company because we believe the stock is substantially undervalued and there are unexplored avenues available to the Board that could meaningfully enhance shareholder value.

We have engaged in several conversations and meetings with the Chairman of the Board and management of the Company (“Management”) in recent weeks. Our conversations have focused on convincing the Company to consider unlocking shareholder value through selling the Company and we have encouraged the Company to retain an investment bank and evaluate strategic alternatives. Our efforts have been unsatisfying as Management and the Chairman of the Board seem to underestimate the value of synergies a larger acquirer could realize by assuming control of the Company.

We believe Management is basing its strategy on a blue sky approach, which fails to take into consideration the destruction of business value by the persistent slow progress in pipeline development and by not being aggressive enough in its product rollout. As such, we regret having to take the route of sharing our thoughts with the entire Board of Directors, but we see no other alternative to highlight the substantial value that is currently lost to us and SUPN’s other shareholders.

Our view is that there have been a number of positive developments at the Company that are not reflected in the current share price and should warrant a significantly higher valuation. Specifically, SUPN owns a number of attractive assets:

1)	A core business with two FDA approved epilepsy drugs with peak revenue potential of ~$400m and 90% gross margins.
2)	A well-trained Neurology salesforce of ~150 representatives.
3)	An advancing pipeline of three potential drugs, two Phase II ADHD treatments and one Phase I anti-depressant medication.
4)	$1.47 - 1.67 cents in cash on balance sheet per management’s 2014 guidance (17-20% of the current share price).

Based on SUPN’s considerable existing cashflow generation capacity and future pipeline opportunities, we believe the Company could be worth between $13-14 to an acquirer, a premium of 55-65% over its current market price.

In detail, we believe the following arguments highlight why the Company’s assets can provide meaningful upside to an acquirer while the Company’s share price is not currently reflecting the intrinsic value of the assets:

1)	SUPN’s two approved drugs, Oxtellar and Trokendi, target a large market opportunity in the epilepsy space. While the Company has performed an admirable job by hiring and training over 150 sales representatives that are successfully marketing the two products, we believe that a larger salesforce could extract much more value out of these two drugs. Neurologists who prescribe epilepsy drugs have several options and we believe SUPN’s products would benefit from higher market awareness and being marketed through a more sizable salesforce. Arguably, for a company of SUPN’s size, it is not feasible to employ more representatives. Therefore, we believe a larger pharma company could additionally market these well-performing and ~90% gross margin drugs through its existing salesforce and expand the products’ reach. Incremental sales would thus come to an acquirer with only marginal ongoing cost.

2)	Considering the rapid success of SUPN’s salesforce, this part of the organization now represents a significant value driver as established neurologist relationships provide a path for the sale of additional products. We believe that an acquirer could derive significant value from increasing the utilization of existing sales representatives by selling other assets into current neurologist relationships. This is particularly relevant for companies with existing neurology assets and an underdeveloped salesforce or ambitions to increase their neurology footprint.

3)	The pipeline assets are promising as ADHD is a large ~$11.0bn market with double digit annual growth rates. SUPN’s products address an unmet need for the treatment of impulsive aggression in ADHD patients (Product Name: “SPN 810”) and provide an additional non-stimulant treatment option for ADHD (Product Name: “SPN 812”). Particularly non-stimulant drugs have seen strong uptake in recent years as psychiatrist and patients increasingly recognize the potential negative side effects of stimulant drugs and we believe physicians would welcome SPN 812’s approval. Given the Company’s proven track record of obtaining FDA approval for its products, we believe it is likely that SUPN will successfully bring these drugs to market eventually. However, the Company has indicated on its Q4 2013 earnings call that it would have to hire a dedicated psychiatry salesforce in the range of 200-250 representatives. Taking into consideration the large upfront hiring and training costs, we do not believe that it is a value maximizing proposition for SUPN to hire this salesforce on its own. In our opinion, the two pipeline drugs, once approved, are going to be much more valuable to a company with an existing psychiatry salesforce that will be able to draw on existing relationships.

4)	The Company is currently trading at an implied 2016 EV/Sales multiple of <2.0x based on consensus forecasts. This is outright cheap relative to its small cap, high growth healthcare peers. In addition, it also offers an acquirer the ability to realize an accretive transaction and benefit from multiple arbitrage in a stock transaction (on a P/E basis, the stock is trading at a multiple of 7.8x 2016 earnings based on the average estimate of five Street analysts). Considering the extremely accommodative debt markets at this point in time, we believe that an acquirer would be able to cheaply finance the acquisition of undervalued assets with meaningful future optionality.

So why do we question management’s focus on maximizing shareholder value?

1)	Track record of market underperformance

While management has executed well on the operations of its business, the stock has meaningfully underperformed its peers in the healthcare space over the past two years. Unlike initial IPO investors, who were able to enjoy a 68% profit on the offering price of $5, the majority of later investors who accumulated shares over time have hardly seen SUPN create sustainable gains. Since May 1st, 2012, the stock has realized an average closing price of $8.31 and most recently closed at $8.40 on September 5th, 2014 (+1%). This poor performance is particularly apparent when considering that healthcare stocks in general and smaller new drug companies in particular have enjoyed a strong run during the same timeframe. For reference purposes, the NASDAQ Biotechnology Index is trading 44% over its average during the same timeframe and has appreciated >110% since SUPN’s IPO.

2)	Track record of diluting existing shareholders

While the stock appreciated substantially immediately following the IPO, shareholders have subsequently been subject to dilutive capital raises in November 2012 (equity) and again in May 2013 (senior secured convertible bond). We do believe that the Company maintains a considerable cash balance at this point that will make future dilutive equity raises unnecessary for maintaining existing business operations. However, we believe these past events have damaged investors’ confidence in the Company’s communications and impaired credibility.

3)	Synergistic value of the salesforce unlikely to be recognized by the Company

Management does recognize the value of its salesforce as alluded to earlier, but maintains that adding assets to the Company’s existing product roster is a feasible alternative in order to extract more value of the existing salesforce. In our opinion, this is not a viable strategy for a variety of the reasons we highlight below:

a.	From a debt perspective, the Company is hardly in a position to add meaningful amounts of cheap debt anytime soon given that it would violate its covenants on its existing convertible debt and is only now breaking even on a cashflow basis.
b.	We believe equity holders are likely very wary of another capital raise given the negative experiences in the past and would demand a substantial discount to the current trading price.
c.	Due to both of these factors, we believe incremental capital is substantially more expensive for the Company than for a number of its larger and better capitalized competitors. This disadvantage is particularly relevant when considering that a number of more sizable pharmaceutical companies are currently on the hunt for additional assets. It seems unreasonable to assume that the Company is in a position to outbid a competitor on an attractive asset and still generate value for shareholders.

d.	Additionally, the Company does not benefit from a preferential tax structure like some of its competitors who undertook inversion transactions, which further disadvantages the Company in a bidding process.

Coupling the lack of available financing for a meaningful product acquisition with the fact that SUPN since its inception does not have a track record of acquiring assets, we believe the market would not give management the benefit of the doubt should the Company engage in an asset purchase and we are not supportive of such a move.

4)	Slow progress in pipeline development

The development of SUPN’s pipeline assets has experienced substantial delays relative to Street expectations, which likely further damaged credibility. Consider that market expectations were highlighted in a Jefferies analyst report dated March 5th, 2013, noting that “SPN-812 is likely to move into Phase 2b in early-mid ’13.” This has not come to fruition, instead management just recently commented on its Q2 2014 earnings call, that “For SPN 812….we have selected an extended release formulation that will be the basis (…) for testing in a Phase 2b study in 2015.” We believe that a delay of eighteen months is considered by public market investors when making capital allocation decisions and believe they may discount the Company’s assertions over bringing these products to market in a timely manner. Our research indicates that SUPN’s pipeline assets have significant market potential. We therefore believe that it was primarily due to capital constraints that the Company has shown such slow progress in its ADHD drug development. We further believe that investors would value these assets significantly higher if faster progress had been accomplished. While we understand that a standalone company is constrained in its resource allocation, we believe that this only emphasizes how much the Company could benefit from being part of a larger entity with a stronger balance sheet and more easily available financing options.

5)	Valuation gap to peers

The Company’s pipeline assets suffer from a substantial valuation gap to relatively comparable assets at peer Alcobra Pharma (“Alcobra”). Alcobra is also in the process of developing an ADHD treatment but has consistently shown progress in its development efforts since its IPO. It has been rewarded with a significantly higher valuation than SUPN despite the fact that it is only developing one ADHD compound and has no FDA approved drugs yet. After having gone public in May 2013 at $8.0/share, Alcobra’s stock today trades at over $16.60 (or $226m in market capitalization), a return of ~108%. SUPN’s market capitalization today is $428m. Hence if SPN 812 were to receive the same credit as Alcobra’s drug, an investor could, after excluding cash, essentially buy the core company with two FDA approved drugs and two additional pipeline assets for ~$130m (0.33x peak sales). It therefore seems apparent to us that investors apply a substantial discount to SUPN’s pipeline assets and in our opinion the Board should not only recognize and question the reasons for this persistent undervaluation but also consider active strategies to unlock the value of the pipeline assets in a timely fashion.

In summary, we are concerned that the Company is complacent by not evaluating strategic alternatives and we request that the Board hires a strategic advisor to consider selling the Company.

 Sincerely,

Orchard Hill Capital Management LP